

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Via E-mail
Michael J. Zylstra
Vice President and General Counsel
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, TN 37087

> **Re:** **Cracker Barrel Old Country Store, Inc.**
> **Definitive Additional Materials**
> **Filed October 3, 2013**
> **File No. 1-25225**

Dear Mr. Zylstra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Additional Materials

Sardar Biglari and Philip Cooley: Not the Right Choice for your Board…, page 4

1. We note the following statements which appear to impugn Mr. Biglari's character, integrity or personal reputation:

   - "his poor track record of corporate governance at Biglari Holdings and its affiliates; and the continued business and legal concerns over conflicts of interest;" and

   - "[f]urther foundering Biglari's most recent solicitation are a series of relatively uncompelling and, at times, specious arguments…."

Please revise to ensure that all your statements comply with Rule 14a-9, even when quoting third party sources. Please disclose the factual foundation for such assertions or delete the statements. Refer to Note (b) to Rule 14a-9.

Please contact me at (202) 551-3411 with any questions you may have.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions

cc: Scott Bell, Esq.
        Bass, Berry & Sims PLC